UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75972A 301

(CUSIP Number)

Jonathan Foster

Chief Financial Officer

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

650-243-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 75972A 301

1	NAME OF REPORTING PERSONS LS Dissolution, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,230,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,230,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%*
14	TYPE OF REPORTING PERSON CO

*	Percentage calculated based on 36,451,262 shares of REGI Common Stock outstanding as of October 30, 2013 as disclosed on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2013, as increased by the issuance of 2,230,559 shares of REGI Common Stock to the Reporting Person.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the relating to the Common Stock of Renewable Energy Group, Inc. (“REGI Common Stock), a Delaware corporation (the “Issuer”). The REGI Common Stock is listed on the NASDAQ Global Select Market under the symbol “REGI”. The Issuer’s principal executive offices are located at 416 South Bell Avenue, Ames, Iowa 50010.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of:

      LS Dissolution, Inc. (formerly known as LS9, Inc.) (“LS Dissolution”)

(b) The address of the Reporting Person is: LS Dissolution, Inc., 600 Gateway Blvd., South San Francisco, CA 94080.

(c) LS Dissolution is a Delaware corporation.

(d) – (e) ) During the last five years, none of the Reporting Person nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members, executive officers, board of directors and each person controlling the Reporting Person, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of LS Dissolution has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 22, 2014 (the “Closing Date”), REG Life Sciences, LLC (“REG Life Sciences”), a wholly-owned subsidiary of the Issuer, acquired substantially all of the assets of LS Dissolution, including all of LS Dissolution’s intellectual property, and assumed certain liabilities of LS Dissolution, pursuant to an Asset Purchase Agreement, dated as of January 18, 2014, by and among LS Dissolution, the Issuer, REG Life Sciences and Fortis Advisors LLC (solely in its capacity as the representative of LS Dissolution and certain LS Dissolution securityholders) (the “Asset Purchase Agreement”). LS Dissolution is a development stage company focused on the development of technologies to produce renewable chemicals and other products.

As consideration for the asset sale, LS Dissolution received (i) $15,275,000 in cash and (ii) 2,230,559 shares of REGI Common Stock (the “Stock Consideration”). Of the Stock Consideration, 541,288 shares will be held in escrow for 18 months and applied towards the indemnification obligations of LS Dissolution and certain of its securityholders.

LS Dissolution may receive (over a six-year period) earnout payments with a value of up to a maximum amount of $21,500,000 (the “Earnout Payments”), subject to achievement of certain milestones related to the development and commercialization of products from LS Dissolution’s technology.

The Earnout Payments will be payable, at the Issuer’s election, as follows: (i) by the delivery to LS Dissolution of shares of REGI Common Stock (the “Earnout Shares”) equal to the amount of the applicable Earnout Payment divided by the average closing sales price of REGI Common Stock as reported on the NASDAQ Global Select Market for the 30-trading day period ending on the third trading day preceding the date of the applicable Earnout Payment, (ii) by delivery to LS Dissolution by wire transfer of immediately available funds of an amount in dollars equal to the applicable Earnout Payment, or (iii) by delivery to LS Dissolution of any combination of shares of REGI Common Stock and amounts in dollars.

The Reporting Person has agreed pursuant to the Asset Purchase Agreement to not transfer any of the REGI Common Stock delivered in payment of the Stock Consideration except as permitted by applicable securities laws (including, as applicable, Rule 144 under the Securities Act of 1933) and otherwise in accordance with the additional restrictions set forth in Asset Purchase Agreement. In addition, the Reporting Person has agreed to the following additional restrictions on transfer to the Stock Consideration:

(i) as to twenty-five percent (25%) of the aggregate Stock Consideration, no transfers may be made until the date that is six (6) months following the Closing Date;

(ii) as to an additional twenty-five percent (25%) of the aggregate Stock Consideration, no transfers may be made until the date that is nine (9) months following the Closing Date;

(iii) as to an additional twenty-five percent (25%) of the aggregate Stock Consideration, no transfers may be made until the date that is twelve (12) months following the Closing Date; and

(iv) as to the remaining twenty-five percent (25%) of the aggregate Stock Consideration, no transfers may be made until the date that is fifteen (15) months following the Closing Date,

in each case subject to certain exceptions relating to transfers to recipients who have signed a joinder agreement to the Asset Purchase Agreement.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the REGI Common Stock reported herein solely for investment purposes as consideration for the assets sold by the Reporting Person to the Issuer in connection with the Asset Purchase Agreement.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

None.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries:

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

None.

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer:

None.

(f) Any other material change in the Issuer’s business or corporate structure:

None.

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

None.

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None.

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act:

None.

(j) Any action similar to any of those enumerated above:

Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell or to distribute the REGI Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, any limitations set forth in the Asset Purchase Agreement and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns the following amounts of REGI Common Stock:

2,230,559 shares (5.77%)

(b)	The Reporting Person has sole power to vote the following amounts of REGI Common Stock:

2,230,559 shares (5.77%)

The Reporting Person has sole power to direct the disposition of the following amounts of REGI Common Stock:

2,230,559 shares (5.77%)

The Reporting Person has shared power to vote the following amounts of REGI Common Stock:

0 shares (0%)

The Reporting Person has shared power to direct the disposition of the following amounts of REGI Common Stock:

0 shares (0%)

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person hereby references the disclosures contained in Item 3 of this Schedule 13D regarding the Asset Purchase Agreement.

Item 7.	Material to be filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2014

LS Dissolution, Inc.

/s/ Jonathan Foster
Jonathan Foster, Chief Financial Officer

SCHEDULE I

DIRECTORS

Tjerk de Ruiter

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: Executive

Citizenship: USA

Charles R. Carelli, Jr

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: Chief Financial Officer, Flagship Ventures

Citizenship: USA

Charles Cooney

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: University Professor

Citizenship: USA

Andrew Chung

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: Venture Capital

Citizenship: USA

EXECUTIVE OFFICERS

Tjerk de Ruiter

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: Executive

Citizenship: USA

Jonathan Foster

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: Financial Executive

Citizenship: USA

Stephen del Cardayre

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: Vice President, Life Sciences Research and Development of the Issuer

Citizenship: USA

Gary Juncosa

c/o LS Dissolution, Inc.

600 Gateway Blvd.

South San Francisco, CA 94080

Principal Occupation: General Manager, REG Chemicals, LLC

Citizenship: USA